UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

000-53824

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Premier Holding Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1382 Valencia, Unit F

Address of Principal Executive Office (Street and Number)

Tustin, CA 92780

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending September 30, 2017 could not be completed and filed due to additional time required by the registrant to finalize its financial statement analysis for the carrying value of certain intangible assets. The registrant anticipates it will file such report no later than five days after its original prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randall Letcavage	949	260-8070
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in the registrant’s results of operations from the quarter ended September 30, 2016, as compared to the Form 10-Q for the period ended September 30, 2017. On February 28, 2013, the registrant acquired an 80% interest in The Power Company USA, LLC for 30,000,000 shares of the registrant’s common stock valued at $4.5 million, of which $4.0 million had been recorded as goodwill as of the balance sheet date of September 30, 2016. For the period ended September 30, 2017, the registrant evaluated the carrying value of that goodwill and, based on that evaluation, has determined that there is an impairment of approximately $2.085 million. Such impairment is expected to impact the carrying value of the goodwill recorded on the registrant’s balance sheet as of September 30, 2017, and result in impairment expense of approximately $2.085 million on the consolidated statements of operations for the three and nine months ended September 30, 2017.

Premier Holding Corp.

(Name of Registrant as Specified in its Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2017	By:	/s/ Randall Letcavage
	Name:	Randall Letcavage
	Title:	Chief Executive Officer

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